UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported): December 7, 2005



BRUNSWICK CORPORATION

(Exact Name of Registrant Specified in Charter)

Delaware	**001-01043**	**36-0848180**
(State or Other Jurisdiction of Incorporation)	**(Commission File Number)**	**(I.R.S. Employer Identification No.)**

1 N. Field Court	
Lake Forest, Illinois	**60045-4811**
(Address of Principal Executive Offices)	**(Zip Code)**

Registrant's telephone number, including area code: (847) 735-4700

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240, 14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240, 13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement

In connection with his election as Chairman and Chief Executive Officer, certain changes to Mr. McCoy's compensation have been approved. These changes are discussed below in Item 5.02, which discussion is incorporated into this Item 1.01 by reference.

Item 5.02 Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers

Resignation of George W. Buckley as Chairman and Chief Executive Officer

On December 7, 2005, Brunswick Corporation (the "Company") announced that George W. Buckley has resigned as Chairman and Chief Executive Officer of the Company, effective immediately.

Election of Dustan E. McCoy as Chairman and Chief Executive Officer

On December 7, 2005, the Company announced that Dustan E. McCoy, Vice President and President – Brunswick Boat Group, has been named Chairman and Chief Executive Officer, effective immediately. Mr. McCoy, age 56, has served as Vice President and President – Brunswick Boat Group since 2000. From 1999 to 2000, he was Vice President, General Counsel and Secretary of the Company. In connection with Mr. McCoy's election, the Company's Board of Directors (the "Board") has approved an annual salary of $800,000, a target annual Brunswick Performance Plan bonus of 100% of his annual salary, and a Strategic Incentive Plan bonus target of 100% of his annual salary, and the Human Resources and Compensation Committee of the Board has approved an award of 25,000 restricted stock units that vest on December 6, 2009.

Election of Lawrence A. Zimmerman as Director

On December 6, 2005, the Board elected Lawrence A. Zimmerman to the Company's Board of Directors effective February 7, 2006. Mr. Zimmerman will stand for re-election at the Company's 2007 annual meeting of stockholders. The Board has not yet determined the committees of the Board to which Mr. Zimmerman will be named.

A copy of the press release announcing the resignation of Mr. Buckley and the election of Mr. McCoy is furnished as Exhibit 99.1 and is incorporated herein by reference.

A copy of the press release announcing the election of Mr. Zimmerman is furnished as Exhibit 99.2 and is incorporated herein by reference.

Item 9.01   **Financial Statements and Exhibits**

(c) Exhibits

Exhibit Number	Description of Document
99.1	Press Release regarding the resignation of George W. Buckley and the naming of Dustan E. McCoy as Chairman and Chief Executive Officer issued December 7, 2005.
99.2	Press Release regarding the election of Lawrence A. Zimmerman to the Board of Directors issued December 7, 2005

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BRUNSWICK CORPORATION

Dated: December 7, 2005   By: /s/ MARSCHALL I. SMITH
                                               Name: Marschall I. Smith
                                               Title: Vice President, General Counsel and Secretary

Exhibit 99.1

News Release

BRUNSWICK

Brunswick Corporation 1 N. Field Court Lake Forest, IL 60045
Telephone 847.735.4700 Facsimile 847.735.4750
www.brunswick.com

Release: IMMEDIATE
Contact: Kathryn Chieger
              Vice President - Corporate and Investor Relations
Phone: 847-735-4612

DUSTAN E. McCOY ELECTED CHAIRMAN AND CEO OF BRUNSWICK

LAKE FOREST, Ill., Dec. 7, 2005 -- Brunswick Corporation (NYSE: BC) announced today that its Board of Directors has elected Dustan E. McCoy as the company's chairman and chief executive officer. McCoy replaces George W. Buckley who has resigned from the company to become the chairman, president and chief executive officer of 3M Company.

"We are fortunate to have an executive with Dusty's broad range of operating management and corporate experience to lead Brunswick," said Manuel A. Fernandez, Brunswick's lead director. "Over the past five years, Dusty has nearly doubled the size of the boat group, acquired 13 boat brands and enhanced relationships with our dealer network. His background and operations experience make him uniquely qualified to take Brunswick to the next level."

"Brunswick has a rich history, but an even more promising future," McCoy said. "We have a sound strategy for moving forward. Our 26,000 employees worldwide have shown their passion for innovation and growth, and I am excited about this opportunity to lead them and our company and to further leverage our leading brands in marine, fitness, bowling and billiards."

McCoy, 56, has served as vice president of Brunswick Corporation and president of the Brunswick Boat Group since its formation in 2000. He joined Brunswick in 1999 as vice president, general counsel and corporate secretary. Prior to joining Brunswick, McCoy served as executive vice president of Witco Corporation with operating responsibility for a variety of global businesses and functions. During his six years at

(more)

Witco, McCoy also served as senior vice president, general counsel and corporate secretary. He earned a bachelor of arts degree from Eastern Kentucky University and his law degree from Chase Law School.

About Brunswick

Headquartered in Lake Forest, Ill., Brunswick Corporation endeavors to instill "Genuine Ingenuity"™ in all its leading consumer brands, including Mercury and Mariner outboard engines; Mercury MerCruiser sterndrives and inboard engines; MotorGuide trolling motors; Teignbridge propellers; MotoTron electronic controls; Northstar marine electronics; Navman marine and GPS-based products; IDS dealer management systems; Albemarle, Arvor, Baja, Bayliner, Bermuda, Boston Whaler, Crestliner, HarrisKayot, Hatteras, Lowe, Lund, Maxum, Meridian, Ornvik, Palmetto, Princecraft, Quicksilver, Savage, Sea Boss, Sea Pro, Sea Ray, Sealine, Triton, Trophy, Uttern and Valiant boats; Attwood marine parts and accessories; Land 'N' Sea and Kellogg Marine parts and accessories distributors; Life Fitness, Hammer Strength and ParaBody fitness equipment; Brunswick bowling centers, equipment and consumer products; Brunswick billiards tables; and Valley-Dynamo pool, Air Hockey and foosball tables. For more information, visit www.brunswick.com.

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Exhibit 99.2

News Release

Brunswick Corporation 1 N. Field Court Lake Forest, IL 60045
Telephone 847.735.4700 Facsimile 847.735.4750
www.brunswick.com

Release: IMMEDIATE
Contact: Dan Kubera
Director - Media Relations and Corporate Communications
Phone: (847) 735-4617

BRUNSWICK CORPORATION ELECTS

LAWRENCE A. ZIMMERMAN TO BOARD OF DIRECTORS

LAKE FOREST, Ill. Dec. 7, 2005 – Brunswick Corporation (NYSE: BC) announced today that Lawrence A. Zimmerman, senior vice president and chief financial officer of Xerox Corporation, has been elected to Brunswick's board of directors, effective as of the board's Feb. 7, 2006, meeting. He will stand for election at the company's 2007 annual meeting of shareholders. Zimmerman's election brings the number of board members to 11, nine of whom are independent directors.

A respected and experienced executive, Zimmerman, 63, joined Xerox in 2002 and has been instrumental in the Stamford, Conn., company's recent turnaround efforts. Before his current duties, he spent more than 30 years with IBM where he held positions of increasing responsibility, including corporate controller and vice president of finance for IBM's Europe, Middle East and Africa operations. Prior to retiring from IBM, Zimmerman was vice president and chief financial officer of IBM's Server, Components and Technology Group, which at the time had annual sales of $34 billion.

About Brunswick

Headquartered in Lake Forest, Ill., Brunswick Corporation endeavors to instill "Genuine Ingenuity"™ in all its leading consumer brands, including Mercury and Mariner outboard engines; Mercury MerCruiser sterndrives and inboard engines; MotorGuide trolling motors; Teignbridge propellers; MotoTron electronic controls; Northstar marine electronics; Navman marine and GPS-based products; IDS dealer management systems; Albemarle, Arvor, Baja, Bayliner, Bermuda, Boston Whaler, Crestliner, HarrisKayot, Hatteras, Lowe, Lund, Maxum, Meridian, Ornvik, Palmetto, Princecraft, Quicksilver, Savage, Sea Boss, Sea Pro, Sea Ray, Sealine, Triton, Trophy, Uttern and Valiant boats; Attwood marine parts and accessories; Land 'N' Sea and Kellogg Marine parts and accessories distributors; Life Fitness, Hammer Strength and ParaBody fitness equipment; Brunswick bowling centers, equipment and consumer products; Brunswick billiards tables; and Valley-Dynamo pool, Air Hockey and foosball tables. For more information, visit www.brunswick.com.

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